Exhibit 99.1

17 August 2007

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands

Telephone: 31-20-301 2980
Fax:            31-20-404 2544

Dear Sir,
Pursuant to Listing Rule 3.13.2 we advise that all resolutions set out in the Notice of Annual General Meeting dated 12 July 2007 were carried at the Annual General Meeting of the Company held today in Amsterdam, The Netherlands.
Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN

1	Receive and adopt the annual report and accounts for the financial year ended 31 March 2007	318,026,488	201,024	982,727

2	Adopt the Remuneration Report for financial year ended 31 March 2007	314,910,739	4,197,502	102,898

3a	Re-elect Mr J D Barr to the Supervisory and Joint Boards	318,650,118	501,495	54,607

3b	Re-elect Mrs C Walter to the Supervisory and Joint Boards	318,776,244	379,914	52,669

4a	Approve participation in the Supervisory Board Share Plan 2006 (SBSP-2006) by Mr D DeFosset	318,165,762	854,672	180,069

4b	Approve participation in the SBSP-2006 by Mr B Anderson	318,127,276	908,446	163,619

4c	Approve participation in the SBSP-2006 by Mr J D Barr	318,117,055	910,731	164,369

4d	Approve participation in the SBSP-2006 by Mr M N Hammes	318,127,146	906,222	165,973

4e	Approve participation in the SBSP-2006 by Mr D G McGauchie	318,119,521	906,227	169,973

4f	Approve participation in the SBSP-2006 by Mr R M J van der Meer	318,124,747	906,092	167,964

4g	Approve participation in the SBSP-2006 by Mrs C Walter	317,994,975	1,045,893	158,473

5a	Approve participation in the Long Term Incentive Plan 2006 (LTIP) and issue of options to Mr L Gries	306,285,002	7,429,939	190,030

5b	Approve participation in the LTIP and issue of options to Mr R L Chenu	306,286,175	7,429,717	197,866

5c	Approve participation in the LTIP and issue of options to Mr B P Butterfield	306,264,084	7,433,266	196,334

6	Renewal of authority for the Company to acquire its own shares	318,920,054	226,136	57,747

	RESOLUTION	FOR	AGAINST	ABSTAIN
7	Reduction of issued share capital in the company through cancellation of repurchased shares	318,911,798	222,316	67,681

8	Renewal of rights relating to the takeover provisions	318,822,715	226,307	116,968

Yours faithfully

James Hardie Industries NV
By: Benjamin P Butterfield
As: Company Secretary